Exhibit (a)(4)

EMAIL TO ELIGIBLE PARTICIPANTS, DATED July 1, 2009

To: [Name of Eligible Participant]

From: _____________________

Date: July 1, 2009

Dear Eligible Participant:

I am pleased to announce that today, i2 Telecom International, Inc. has commenced an exchange offer (the “Offer”) that will give you the opportunity to exchange your warrants to purchase shares of our Common Stock for unregistered, restricted shares of our Common Stock or for repricing of the exercise price. In connection with the Offer, today we have commenced mailing to you the following documents:

•	an Offer to Exchange, which describes the terms and conditions of the Offer;
•

a Letter of Transmittal, which you must properly complete, sign and return to us before the expiration of the Offer, expected to be 5:00 P.M., Atlanta time, on July 31 2009, unless extended pursuant to the terms of the Offer; and

•	a Withdrawal Letter, should you decide to withdraw a previously submitted Letter of Transmittal.

A customized Participation Statement, which is being sent via e-mail from Paul R. Arena, Chief Financial Officer, contains information about your eligible warrants, including the number of restricted shares that you will receive in respect of each of your awards of eligible warrants if you elect to exchange your warrants for unregistered, restricted shares.

I strongly encourage you to review all these materials and, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer. If you would like further information about the Offer, please contact Paul R. Arena, at (404) 567-4750.

Sincerely,

_________________

IMPORTANT NOTICE:

We are providing all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.